UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        UNITED STATES FILTER CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   911843 20 9
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                                 (CUSIP Number)

                             MICHAEL D. WEINER, ESQ.
                              APOLLO ADVISORS, L.P.
                      1999 AVENUE OF THE STARS, SUITE 1900
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-4100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 15, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [Sections]240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [Section]240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
         CUSIP No. 911843 20 9                           Page 2 of 8
-----------------------------------------     ----------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             APOLLO INVESTMENT FUND, L.P.
             223064907

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                     (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
                      OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|


------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE ORGANIZATION
             DELAWARE
------------ -------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          6,877,805 SHARES OF COMMON STOCK
    NUMBER OF
                  ------- ------------------------------------------------------
                    8     SHARED VOTING POWER
     SHARES               13,752,860 SHARES OF COMMON STOCK


  BENEFICIALLY
                  ------- ------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
    OWNED BY              6,877,805 SHARES OF COMMON STOCK


      EACH
                  ------- ------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    REPORTING             13,752,860 SHARES OF COMMON STOCK


   PERSON WITH
------------------ -------------------------------------------------------------
       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,752,860 SHARES OF COMMON STOCK
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       |_|

------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                   PN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
         CUSIP No. 911843 20 9                          Page 3 of 8
-----------------------------------------     ----------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             LION ADVISORS, L.P.
             133582974

------------ -------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
     2                                                               (b) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*
                      OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|


------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE ORGANIZATION
             DELAWARE
------------ -------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          6,875,055 SHARES OF COMMON STOCK
    NUMBER OF
                  ------- ------------------------------------------------------
                    8     SHARED VOTING POWER
     SHARES               13,752,860 SHARES OF COMMON STOCK


  BENEFICIALLY
                  ------- ------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
    OWNED BY              6,875,055 SHARES OF COMMON STOCK


      EACH
                  ------- ------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    REPORTING             13,752,860 SHARES OF COMMON STOCK


   PERSON WITH
------------------ ------- -----------------------------------------------------
       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,752,860 SHARES OF COMMON STOCK
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       |_|

------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                   PN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D is being filed with respect to the Common Stock, $0.01 par value per share ("USF Common Stock") of United States Filter Corporation, a Delaware corporation (the "Company"), which has its principal executive office at 40-004 Cook Street, Palm Desert, California 92211.

ITEM 2. IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed jointly on behalf of Apollo Investment Fund, L.P. ("AIF") and Lion Advisors, L.P. ("Lion" and together with AIF, the "Reporting Persons"). Each of the Reporting Persons is principally engaged in the business of investment in securities.

          The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). Advisors is principally engaged in the business of serving as managing general partner of AIF. The general partner of Advisors is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). The directors of Apollo Capital are Leon Black and John Hannan. Apollo Capital is principally engaged in the business of serving as general partner of Advisors. The administrative general partner of AIF is Apollo Fund Administration Ltd., a Cayman Islands corporation ("Apollo Administration"). Apollo Administration is principally engaged in the business of serving as administrative general partner of AIF.

          Lion serves as representative for certain institutional investment accounts over which Lion holds investment, voting and dispositive power. The general partner of Lion is Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). The directors of Lion Capital are Leon Black and John Hannan. Lion Capital is principally engaged in the business of serving as general partner of Lion.

          The principal offices of Advisors, Apollo Capital, Lion and Lion Capital is Two Manhattanville Road, Purchase, New York 10577. The principal offices of AIF and Apollo Administration is c/o CIBC Bank and Trust Company, Grand Cayman, Cayman Islands, British West Indies.

          Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

          During the last five years, none of the Reporting Persons, Advisors, Apollo Capital, Apollo Administration, or Lion Capital, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See the information set forth under "Item 4. Purpose of the Transaction."

ITEM 4. PURPOSE OF THE TRANSACTION.

          The Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 9, 1998, with Culligan Water Technology Inc. ("Culligan") and Palm Water Acquisition Corp., a wholly owned subsidiary of the Company ("Subcorp"). Pursuant to the Merger Agreement, on June 15, 1998, Culligan merged with and into Subcorp (the "Merger") with Culligan surviving the Merger and becoming a wholly owned subsidiary of the Company. In the Merger, the Company issued in exchange for each issued and outstanding share (other than treasury shares and shares owned by the Company) of Common Stock, par value $0.01 per share of Culligan ("Culligan Common Stock"), 1.875 shares of USF Common Stock. Accordingly, the 7,334,859 shares of Culligan Common Stock beneficially owned by AIF and Lion in the aggregate were converted into an aggregate of 13,752,860 shares of USF Common Stock. In addition, pursuant to the Merger Agreement, the Company agreed to elect one person selected by the Culligan Board of Directors prior to the effectiveness of the Merger as a director of the Company. The Culligan Board of Directors nominated Marc J. Rowan to become a member of the Company's Board of Directors. Mr. Rowan, now a former member of the Culligan Board of Directors, is a Vice President of each of Apollo Capital and Lion Capital.

          AIF and Lion are parties to a Registration Rights Agreement, dated as of February 9, 1998, by and among the Company and the persons and entities listed on the signature pages thereof (the "Registration Rights Agreement"). The Registration Rights Agreement provides AIF and Lion with certain demand and "piggy-back" registration rights with respect to the shares of USF Common Stock they received in the Merger.

          The foregoing descriptions of the Merger Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as an exhibit to the Current Report on Form 8-K of Culligan dated February 10, 1998, and the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Current Report on Form 8-K of the Company dated February 10, 1998, respectively, each of which is hereby incorporated herein and as an exhibit hereto by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Upon consummation of the Merger, AIF and Lion beneficially own, in the aggregate within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 13,752,860 shares of Common Stock. Based on the 108,515,187 shares of Common Stock outstanding as of April 23, 1998 (as stated in the Joint Proxy Statement/Prospectus of the Company and Culligan dated May 15, 1998) and the 48,517,038 shares of USF Common Stock issued to Culligan stockholders in the Merger, the Reporting Persons beneficially own in the aggregate 8.7% of the outstanding Common Stock of the Company. Reference is made to the information contained on the cover pages to this Schedule 13D.

          Except as set forth or incorporated by reference herein, neither the Reporting Persons, nor, to the best of its knowledge, any executive officer or director of the Reporting Persons, has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See the information set forth under "Item 4. Purpose of the Transaction."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of February 9, 1997, among Culligan Water Technologies, Inc., United States Filter Corporation, and Palm Water Acquisition Corp. (incorporated by reference to the Current Report on Form 8-K of Culligan dated February 10, 1998).

Exhibit 2 Registration Rights Agreement, dated as of February 9, 1998, by and among United States Filter Corporation and The Persons and Entities Listed on the Signature Pages Thereof
            (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 23, 1998



                               APOLLO INVESTMENT FUND, L.P.


                               By: Apollo Advisors, L.P., its General Partner,

                                   By:   Apollo Capital Management, Inc., its
                                         General Partner

                                   By:       /s/  Michael D. Weiner
                                   Name: Michael D. Weiner
                                   Title:    Vice President, Apollo Capital
                                                          Management, Inc.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 23, 1998



                               LION ADVISORS, L.P.


                                   By:   Lion Capital Management, Inc.,
                                         General Partner


                                   By:       /s/  Michael D. Weiner
                                   Name: Michael D. Weiner
                                   Title:    Vice President, Lion Capital
                                                          Management, Inc.

                                INDEX OF EXHIBITS


Exhibit 1 Agreement and Plan of Merger, dated as of February 9, 1997, among Culligan Water Technologies, Inc., United States Filter Corporation, and Palm Water Acquisition Corp. (incorporated by reference to the Current Report on Form 8-K of Culligan dated February 10, 1998).

Exhibit 2 Registration Rights Agreement, dated as of February 9, 1998, by and among United States Filter Corporation and The Persons and Entities Listed on the Signature Pages Thereof
            (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

                                    EXHIBIT A


          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons.

          The directors and executive officers of each of Apollo Capital and Lion Capital are Leon Black and John Hannan. Mr. Black serves as President and Mr. Hannan serves as Vice President of each Reporting Person. The principal occupation of each of Leon D. Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital and Lion Capital as well as certain other affiliated entities engaged in the business of securities investments.

          Messrs. Black's and Hannan's business address is 1301 Avenue of the Americas, New York, New York 10019.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Black, is the principal beneficial owner of the stock of each of Apollo Capital, Lion Capital and Administration.